SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration: 1431-1

SEC (CUSIP) Registration: 20441B407 – Class “B” Preferred Shares

SEC (CUSIP) Registration: 20441B308 – Common Shares

LATIBEX Registration 29922 – Class “B” Preferred Shares

ORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Ordinary Shareholders’ Meeting to be held on April 28, 2011, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

  To analyze, discuss and vote the 2010 Annual Management Report, the balance sheet and other financial statements related to fiscal year of 2010;
  To decide on the Executive Board’s proposal to allocate the 2010 net income in the amount of R$987,807,577.24 - including Profit Sharing payment - and the subsequent payment to shareholders of R$281.5 million, as follows:

a)  dividends in the gross amount of R$81,460,210.95, as follows: R$0.28328 per common share (ON); R$1.04782 per class “A” preferred share (PNA); R$0.31167 per class “B” preferred share (PNB); and

b) Interest on equity in the gross amount of R$200 million, R$85 million of which already declared and paid in advance on September 20, 2010, and the remaining R$115 million to be allocated as follows: R$0.40037 per common share (ON); R$1.15087 per class “A” preferred share (PNA); and R$0.44049 per class “B” preferred share (PNB);

   Amendment to the ‘caput’ provision of Article 4, according to the prerogative set forth in paragraph 1 of Article 7, both of them in the Company’s Bylaws, due to the conversion of PNA shares into PNB shares, as per shareholders’ request;
  To elect the members of the Board of Directors, due to the expiration of the previous term of office
  To elect the members of the Fiscal Council, due to the expiration of the previous term of office; and
  To determine the compensation of Management and Fiscal Council members.

Notes: a) Documents referring to the matters to be discussed at the Ordinary Shareholders’ Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters; and b) Powers-of-attorney for the Ordinary Shareholders’ Meeting should be filed with the Shareholders’ Section of the Financial, IR and Attendance Control Department at the Company’s head office, at Rua Coronel Dulcídio, 800, 3º andar, Curitiba, at least  forty-eight hours prior to the meeting; c) Pursuant to CVM Rule 282, as of June 26, 1998, the minimum attendance of the voting capital necessary to request multiple vote to elect the members of the Board of Directors is 5% (five per cent).

Curitiba, March 24, 2011

Maurício Schulman

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.